CHEN-DRAKE LAW

8491 Sunset Blvd., Suite 368

W. Hollywood, CA 90069

(310) 358-0104 (t); 888-896-7763 (f)

VIA EDGAR

Division of Corporation Finance

Office of Trade & Services

United States Securities and Exchange Commission

Washington, D.C. 20549

Attention:	Patrick Kuhn, Staff Attorney
Jim Allegretto, Staff Attorney

Re:	Noble Vici Group, Inc.
Form 10-K for Fiscal Year Ended March 31, 2019
Filed on July 15, 2019
File No. 000-54761

Gentlemen:

On behalf of Noble Vici Group, Inc. (the “Company” or “NVGI”), we are hereby responding to the comment letter dated February 11, 2020 (the “Staff Letter”), from the staff of the Securities and Exchange Commission (the “Staff”). For ease of review, we have set forth each of the Staff’s comments in accordance with the numbering presented in the Staff Letter to the Company, and the Company’s responses thereto.

Form 10-K for Fiscal Year Ended March 31, 2019.

Key Performance Indicators: Gross Cash Receipts, Supplier Product & Logistics Allowance and Commission Payout, page 17

1. Please tell us how the items under this heading correlates to your financial statements. In this regard, we note you reconcile gross cash receipts to net sales yet it is unclear why the reconciling items are excluded from gross cash receipts and not included in your financial statements. For example, if you received cash proceeds for undelivered items, we would anticipate this amount to be recorded as deferred revenue. However, we are unable to reconcile this amount to the change in deferred revenue on your balance sheet. Please advise how you are accounting for undelivered items. Further, it is unclear why supplier's product and logistics allowances and commission payout are excluded from net sales rather than being presented gross. Please explain how you accounted for such items based on your stated revenue recognition policies on page F-10 and revise your discussion to indicate why management believes the presentation provides useful information to investors.

Response:

Background:

We provide customer users and our sales affiliates (also referred to as resellers) with innovative tools to live and interact, integrating blockchain technology with our E-commerce platform, to connect customer users and merchants/suppliers in a dynamic global marketplace where customer users can procure goods and services (“Goods”) and transact at a discount online. We rely on our team of sales affiliates to promote our platform and service our customer users as well, to achieve an O2O (online to offline) platform to capture both the online and offline markets.

Patrick Kuhn
Jim Allegretto
Division of Corporation Finance

Office of Trade & Services

March 9, 2020

To promote our brand further, we also hold, from time to time, brand awareness marketing programs and campaigns for our users to purchase Goods at significantly discounted prices. For such marketing campaigns, we also work closely with our suppliers, who will charge us the cost of manufacturing, packaging and delivering our products, less purchase discount allowances in the form of bulk purchase discounts as well as savings on freight consolidation where goods are concerned and economies of scale savings where services are concerned. These savings enable us to provide discounts to our customers and commission payouts to our sales affiliates.

The following represents a typical sales transaction following a marketing campaign:

For Illustration Purpose:		Equivalent information reflected in KPI	Equivalent information reflected in US GAAP

Actual cash received from customer and the corresponding products delivered to the customer for a complete sale transaction (after all applicable discounts)	$2.00	Net revenue	Net revenue is recognized under US GAAP revenue recognition policies on page F-10
Add back:
Purchase discount from supplier	$2.50	Supplier’s product and logistics allowances	Purchase discount is directly deducted from purchase cost
Discount given to customer user (affiliates)	$4.00	Commission payout	Direct commission is directly deducted from sales amount
Undelivered goods* (if applicable)	$1.50	Undelivered items	Undelivered goods but cash received from customers, treated as deferred revenue
Recommended retail price, i.e.: true intrinsic value of the Goods sold by the Company	$10.00	Gross Cash Receipts

* From time to time, our suppliers may be unable to provide Goods within a short period of time. These undelivered goods are designated “undelivered items” in our KPI.

We believe that our use of the key performance indicators is beneficial to our shareholders as our sales affiliates beneficially own a significant portion of our securities. These sales affiliates have in the past provided and continue to provide sales and marketing services to us. We have historically used the language set forth in the key performance indicators with our sales affiliates, and such terms are familiar to our investors, especially to sales affiliates who contributed directly to our Gross Cash Receipts. We believe the use of our key performance indicators best reflects the sales activities that were generated by our sales affiliates and resonates well with them based on their understanding of our business activities. We rely on the use of key performance indicators to bridge the gap between the laymen understanding of our numbers by the sales affiliates and the numbers reported under US GAAP. However, in the interests of enhancing clarity and mitigating confusion, we propose to amend our references of “Gross Cash Receipt” to “Gross Value”.

Patrick Kuhn
Jim Allegretto
Division of Corporation Finance

Office of Trade & Services

March 9, 2020

Gross Cash Receipt/Gross Value (Non-US GAAP Measure) In Relation to Net Revenue (US GAAP Measure)

We believe the intrinsic value of the Company is embodied in our E-commerce platform, sales affiliates team and network of customers and suppliers, which allow the Company to secure purchase discounts from its suppliers through its procurement network and provide its customers with value priced quality Goods. We adopted the non-GAAP measure termed “Gross Cash Receipt” to better capture the full value of a sales transaction (including product discounts and commission payouts) and Company performance in contrast to net revenues (as defined under US GAAP) which reflects actual cash received from sales.

Because Net Revenue represents cash received from the sales in the context of our sales cycle, we believe that Net Revenue does not fully capture the true value of the sales transaction. Accordingly, we use Gross Cash Receipt/Gross Value, which includes Net Revenue, supplier’s product and logistics allowances and commission payout, in order to present a more accurate picture of Company performance to our shareholders. Table 1 below provides a description of Net Revenue in the context of Gross Cash Receipt/Gross Value.

Table 1	USD	Remarks
Credit sales and goods delivered	6,145,460	As per 10K
Sales transferred from deferred revenue[2]	205,378[2]	Deferred revenue movement[2]
Cash sales, representing cash received and goods delivered	2,275,880
Net revenue (US GAAP)	8,626,718	As per 10K

Reconciled back up to Gross Value
Add/(Less):
Supplier’s product & logistics allowances	8,953,825	Purchase discounts that is received from suppliers
Commission payout	13,431,260	Discounts given to affiliates
Undelivered items[1]	5,138,454[1]	Goods not delivered whereby cash is already received from the customers [1]
Other sales	(757,456)	Service fee income earned by the Company arising from provision of social media marketing services, technology services and administrative charges earned from transactions. These incomes are not attributable to the main sales campaigns as mentioned above.

Gross Value (total)	35,392,801

Accounting of Undelivered Items

Please refer to Table 2 below for the movement in deferred revenue.

Table 2	USD
Deferred revenue as of 31 March 2018	3,962,773
Addition: Cash received goods not delivered	5,343,832	[1]Net amount 5,138,454, as per undelivered items reconciliation in Table 1
Sales transferred from deferred revenue (goods delivery for prior period’s deferred revenue)	(205,378)[2]
Exchange differences	(121,875)
Deferred revenue as of 31 March 2019	8,979,352

Patrick Kuhn
Jim Allegretto
Division of Corporation Finance

Office of Trade & Services

March 9, 2020

Report of Independent Registered Public Accounting Firm, page F-2

2. We note the existence of "Emphasis of Matter" language in the report of your independent registered public accounting firm. Such language makes reference to Note 2 where management expresses substantial doubt about the Company's ability to continue as a going concern. Please note that AS 2415.03c of the PCAOB's general auditing standards requires the auditor to include an explanatory paragraph, including an appropriate title (immediately following the opinion paragraph), in his audit report to reflect his conclusion if substantial doubt exists. Please have your auditor's review the appropriate audit standards and revise their opinion, if necessary, to be in conformity therewith. If your auditor believes no revision is necessary, please explain in detail.

Response:

We expect the auditor to revise its opinion with the addition of the below language, which will be inserted immediately following the opinion paragraph.

Going Concern Uncertainty

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 2 to the consolidated financial statements, as of March 31, 2019, the Company has suffered from an accumulated deficit of $125,141,278 and working capital deficit of $2,227,267. These factors create an uncertainty as to the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (310) 358-0104, or by fax at (888) 896-7763 with any questions or comments regarding this correspondence.

Very truly yours, /s/ Jenny Chen-Drake Jenny Chen-Drake of CHEN-DRAKE LAW